Filed Pursuant to Rule 424(b)(5)
Registration No. 333-216229

This Preliminary Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but the Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 5, 2017

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 24, 2017)

                          Shares
         % Class A Preferred Stock
Cumulative, Par Value $1 Per Share
(Stated Capital $25 Per Share)
__________________________________________
This is a public offering by Alabama Power Company of                           shares of         % Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share).
Alabama Power Company may redeem shares of the new Class A Preferred Stock at the times and the prices described in this Prospectus Supplement.
Dividends on the new Class A Preferred Stock will be cumulative from the date of issuance and are payable quarterly on January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2017. Dividends payable on the new Class A Preferred Stock for the initial dividend period and any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period.
See “RISK FACTORS” on page S-3 for a description of certain risks associated with investing in the new Class A Preferred Stock.
The new Class A Preferred Stock is a new issue of securities with no established trading market. Alabama Power Company intends to apply to list the new Class A Preferred Stock on the New York Stock Exchange. If the application is approved, Alabama Power Company expects trading in the new Class A Preferred Stock to begin within 30 days after the date that the new Class A Preferred Stock is first issued.

	Initial Public Offering Price (1)	Underwriting Commissions (2)	Proceeds to Alabama Power Company Before Expenses
Per Share	$	$	$
Total	$	$	$

(1)	Plus accrued dividends, if any, from the date of original issuance, which is expected to be September , 2017.

(2)
Underwriting commissions of $       per share of new Class A Preferred Stock (or up to $              for all new Class A Preferred Stock) will be paid by Alabama Power Company to the underwriters. However, the underwriting commissions will be $         per share of new Class A Preferred Stock for sales to institutions and, to the extent of such sales, the total underwriting commissions will be less than the amount set forth herein. As a result of sales to institutions, the total underwriting commissions decreased by $              , resulting in total underwriting commissions of $                    .

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
The underwriters will have the option to purchase up to an additional                      shares of new Class A Preferred Stock in order to cover over-allotments, if any. If the option is exercised, any such additional shares of new Class A Preferred Stock are expected to be delivered on or about the same date set forth in the paragraph below. Should the underwriters exercise this option in full, the initial public offering price, underwriting commissions and proceeds, before expenses, to Alabama Power Company will be $                , $                   and $                , respectively, assuming all such additional shares are sold to retail investors.

The new Class A Preferred Stock is expected to be delivered on or about September     , 2017 through the book-entry facilities of The Depository Trust Company.
_____________________________________________________
Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley	Wells Fargo Securities
September    , 2017

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering. Neither Alabama Power Company nor any underwriter takes any responsibility for, nor can it provide any assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering is an offer to sell only the new Class A Preferred Stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering is current only as of its respective date.

RISK FACTORS
Investing in the new Class A Preferred Stock involves risk. Please see the risk factors in Alabama Power Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.
THE COMPANY
Alabama Power Company (the “Company”) is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly-owned subsidiary of The Southern Company.
The Company is a regulated public utility engaged in the generation, purchase, transmission and distribution of electric energy and the sale of electric service within an approximately 45,000 square mile service area comprising most of the State of Alabama.
SELECTED FINANCIAL INFORMATION
The following selected financial data for the years ended December 31, 2012 through December 31, 2016 has been derived from the Company’s audited financial statements and related notes and the unaudited selected financial data incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data as of and for the six months ended June 30, 2017 has been derived from the Company’s unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below does not reflect the issuance of the new Class A Preferred Stock offered hereby or the use of proceeds therefrom. See “Use of Proceeds” in this Prospectus Supplement.

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017(1)
	(Millions, except Ratios)
Operating Revenues	$5,520	$5,618	$5,942	$5,768	$5,889	$2,866
Earnings Before Income Taxes	1,220	1,229	1,312	1,317	1,370	689
Net Income After Dividends on Preferred and Preference Stock	704	712	761	785	822	403
Ratio of Earnings to Fixed Charges(2)	4.91	5.27	5.49	5.16	5.14	5.20
Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis) (3)	4.07	4.31	4.50	4.57	4.74	4.79

	Capitalization As of June 30, 2017
	(Millions, except Percentages)
Common Stockholder’s Equity	$6,707	47.7%
Cumulative Redeemable Preferred Stock	85	0.6
Preference Stock	196	1.4
Senior Notes	5,825	41.4
Other Long-term Debt	1,257	8.9
Total, excluding amounts due within one year of $361 million	$14,070	100.0%

(1)	Due to seasonal variations in demand for energy, operating results for the six months ended June 30, 2017 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the distributed income of equity investees, the interest component of rental expense and the debt portion of allowance for funds used during construction and excluding from “Earnings Before Income Taxes” the amount of income of equity investees; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction.

(3)	In computing this ratio, "Preferred Dividend Requirements'' represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
USE OF PROCEEDS
The Company intends to use the net proceeds from the sale of the new Class A Preferred Stock for the proposed redemption of all or a portion of 2,000,000 shares ($50,000,000 aggregate stated capital) of the Company’s 6.50% Series Preference Stock at a redemption price of $25 per share plus accrued and unpaid dividends to the redemption date and 6,000,000 shares ($150,000,000 aggregate stated capital) of the Company’s 6.45% Series Preference Stock at a redemption price of $25 per share plus accrued and unpaid dividends to the redemption date. The remaining net proceeds, if any, will be used for the proposed redemption of all or a portion of 1,520,000 shares ($38,000,000 aggregate stated capital) of the Company’s 5.83% Class A Preferred Stock at a redemption price of $25 per share plus accrued and unpaid dividends to the redemption date and any additional remaining net proceeds will be used for general corporate purposes, including the Company’s continuous construction program. The aggregate redemption price for all of the outstanding 6.50% Series Preference Stock, 6.45% Series Preference Stock and 5.83% Class A Preferred Stock is $238,000,000 plus accrued and unpaid dividends to the redemption date. The Company intends to deliver the applicable redemption notices, if any, concurrently with the issuance of the new Class A Preferred Stock. The issuance of the applicable redemption notices, if any, is conditioned upon the successful issuance of the new Class A Preferred Stock.
CERTAIN TERMS OF THE NEW CLASS A PREFERRED STOCK
The following is a summary of the terms of the       % Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the “new Class A Preferred Stock”). This summary is not complete and should be read together with the general terms and provisions of the Class A Preferred Stock in the accompanying Prospectus under the caption “Description of the Class A Preferred Stock.” To the extent this summary is inconsistent with information in the accompanying Prospectus, this summary controls.
Dividends
The holders of new Class A Preferred Stock will be entitled to receive, when, as and if declared by the Company’s board of directors out of funds legally available, cumulative cash dividends at a rate per annum equal to            %.
Dividends on the new Class A Preferred Stock will be cumulative from the date on which the Company originally issues the new Class A Preferred Stock and are payable on January 1, April 1, July 1 and October 1 of each year (each, a “Dividend Payment Date”), commencing October 1, 2017, or, if any such date is not a business day, on the next business day (and without any increase in respect of such delay). Dividends payable on the new Class A Preferred Stock for the initial dividend period and any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period. Dividends may not be declared and set apart for payment, or paid, on the new Class A Preferred Stock for any dividend period unless dividends have been or are contemporaneously declared and set apart for payment, or paid, on all other series of Preferred Stock and Class A Preferred Stock for all dividend periods terminating on the same or an earlier date.  Accumulated but unpaid dividends shall not bear interest.
Ranking
The new Class A Preferred Stock will rank senior to the Company’s Common Stock and Preference Stock and to any other equity securities that the Company may issue in the future that by their terms rank junior to the new Class A Preferred Stock with respect to the payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.
The new Class A Preferred Stock will rank equally with any other shares of Preferred Stock or Class A Preferred Stock and with any of the Company’s other equity securities that the Company may issue in the future, the terms of which provide that such shares or securities will rank equally with the new Class A Preferred Stock with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up. As of June 30, 2017, the Company had 1,520,000 outstanding shares of Class A Preferred Stock ($25 stated capital per share) and 475,115 shares of Preferred Stock ($100 stated capital per share). The Company may use a portion of the net proceeds from the sale of the new Class A Preferred Stock to redeem all or a portion of 1,520,000 shares of outstanding 5.83% Class A Preferred Stock. See “Use of Proceeds.”

Redemption
Optional Redemption
The Company shall have the right to redeem the new Class A Preferred Stock, in whole or in part, from time to time, on or after October 1, 2022, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to $25.00 per share of the new Class A Preferred Stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.
Right to Redeem Upon a Rating Agency Event
Before October 1, 2022, the Company shall have the right to redeem the new Class A Preferred Stock, in whole but not in part, following the occurrence of a Rating Agency Event (as defined below), at a redemption price equal to $25.50 per share of the new Class A Preferred Stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.
“Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the new Class A Preferred Stock on the date of original issuance of the new Class A Preferred Stock, which change reduces the amount of equity credit assigned to the new Class A Preferred Stock as compared with the amount of equity credit that such rating agency had assigned to the new Class A Preferred Stock as of the date of original issuance thereof.
General
For any shares of new Class A Preferred Stock to be redeemed, dividends will cease to accrue and all rights of holders of such shares, except the right to receive the applicable redemption price, will cease as of the redemption date.
No sinking fund will be provided for the purchase or redemption of the new Class A Preferred Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation, the holders of the new Class A Preferred Stock, without any preference over the holders of any other series of Class A Preferred Stock or Preferred Stock, will be entitled to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared), accrued to but excluding the date of such liquidation payment, before any distribution of assets may be made to the holders of the Company’s Preference Stock or Common Stock. Available assets, if insufficient to pay the amounts payable on all outstanding series of Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second, of accrued dividends, and third, of any premium.
Transfer Agent, Registrar and Paying Agent
Wells Fargo Shareowner Services will be the transfer agent, registrar and paying agent for the new Class A Preferred Stock.
Voting Rights
At the election of directors at each annual meeting of the shareholders, the holders of the new Class A Preferred Stock shall have full voting rights with the holders of the other series of the Company’s Class A Preferred Stock, Preferred Stock and Common Stock, all voting together as a single class. Each share of Preferred Stock and Class A Preferred Stock with a stated capital of $100 will have two-fifths vote, each share of Preferred Stock and Class A Preferred Stock with a stated capital of $25 (which includes the new Class A Preferred Stock) will have one-tenth vote, each share of Preferred Stock and Class A Preferred Stock with a stated capital of $100,000 (if any is then outstanding) will have 400 votes and each share of Common Stock will have one vote. On all other matters, except as otherwise provided by law or in the charter, the right to vote is vested in the holders of the Common Stock; provided, however, that, if and so long as four quarterly dividends payable on the Preferred Stock or Class A Preferred Stock of any class shall be in default, the holders of the Preferred Stock and Class A Preferred Stock of all classes shall have the exclusive right, voting separately and as a single class, to elect the smallest number of directors which shall constitute a majority of the then authorized number of directors. In each instance in which the holders of the Preferred Stock and the Class A Preferred Stock are entitled to vote separately and as a single class or to vote together with the holders of the Common Stock, the relative voting power of the various classes of stock shall be computed as provided below. Shareholders are entitled to cumulative voting at elections of directors.
The affirmative vote of at least two-thirds of the total voting power of the outstanding shares of Preferred Stock and Class A Preferred Stock will be required for

(a) the authorization or creation of any kind of stock preferred as to dividends or assets over the Preferred Stock or Class A Preferred Stock or the issue (such issuance to be within 12 months after such vote) of any shares of any kind of stock preferred as to dividends or assets over the Preferred Stock or Class A Preferred Stock or any security convertible into such kind of stock or a change in any of the rights and preferences of the then outstanding Preferred Stock or Class A Preferred Stock in any manner so as to affect adversely the holders thereof; provided, however, that, if any such change would adversely affect the holders of only one, but not the other, such kind of stock, only the vote of the holders of at least two-thirds of the total voting power of the outstanding shares of the kind so affected will be required; or
(b) the issue, sale or other disposition of any shares of Preferred Stock if the total number of shares to be outstanding would exceed 300,000, or the issue, sale or other disposition of any shares of Class A Preferred Stock, or the issue, sale or other disposition of any senior or equally ranking stock, or the reissue, sale or other disposition of any shares of Preferred Stock or Class A Preferred Stock or senior or equally ranking stock which have been redeemed, purchased or otherwise acquired by the Company, unless, in any such case, (i) net income available for dividends for a period of 12 consecutive calendar months within the 15 preceding calendar months immediately preceding the issuance, sale or other disposition is at least equal to two times the annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding; (ii) gross income available for interest for a period of 12 consecutive calendar months within the 15 preceding calendar months immediately preceding the issuance, sale or other disposition is at least equal to one and one-half times the aggregate of annual interest requirements and annual dividend requirements on all outstanding shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding; and (iii) the aggregate of Common Stock capital and surplus is not less than the aggregate amount payable upon involuntary liquidation on all shares of Preferred Stock and Class A Preferred Stock and on senior or equally ranking stock to be outstanding.
The charter provides that relative voting power of each share of Preferred Stock and Class A Preferred Stock shall be in the same proportion to all the outstanding shares of Preferred Stock and Class A Preferred Stock as the ratio of (i) the stated capital of such share to (ii) the aggregate stated capital of all then outstanding shares of Preferred Stock and Class A Preferred Stock. Thus, a share of Class A Preferred Stock having a stated capital of $25 per share (which includes the new Class A Preferred Stock) will have one-fourth the voting power of a share of Preferred Stock or Class A Preferred Stock having a stated capital of $100 per share. In voting by holders of Preferred Stock and Class A Preferred Stock together with the holders of the Common Stock, each share of Common Stock will have one vote, each share of Preferred Stock will have one vote, each share of Class A Preferred Stock having a stated capital of $25 per share will have one vote and each share of Class A Preferred Stock having a stated capital of other than $25 per share will have that number of votes which is proportionate to such one vote as determined above in this paragraph.
Book-Entry Only Issuance — The Depository Trust Company
The Depository Trust Company (“DTC”) will act as the initial securities depository for the new Class A Preferred Stock. The new Class A Preferred Stock will be issued only as fully registered book-entry securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. Investors may hold interests in the new Class A Preferred Stock through DTC if they are participants in DTC or indirectly through organizations that are participants in DTC.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “1934 Act”). DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.
Purchases of new Class A Preferred Stock under the DTC system must be made by or through Direct Participants, which will receive a credit for the new Class A Preferred Stock on DTC’s records. The ownership interest of each actual purchaser of each Series 2017A Senior Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased new Class A Preferred Stock. Transfers of ownership interests in the new Class A Preferred Stock are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in new Class A Preferred Stock, except in the event that use of the book-entry system for the new Class A Preferred Stock is discontinued.
To facilitate subsequent transfers, all new Class A Preferred Stock deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of new Class A Preferred Stock with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the new Class A Preferred Stock. DTC’s records reflect only the identity of the Direct Participants to whose accounts such new Class A Preferred Stock is credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the shares of new Class A Preferred Stock are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such new Class A Preferred Stock to be redeemed.
Although voting with respect to the new Class A Preferred Stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the new Class A Preferred Stock unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the new Class A Preferred Stock is credited on the record date (identified in a listing attached to the Omnibus Proxy).
Payments on the new Class A Preferred Stock will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
Except as provided herein, a Beneficial Owner of a global share of new Class A Preferred Stock will not be entitled to receive physical delivery of new Class A Preferred Stock. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the new Class A Preferred Stock. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global share of new Class A Preferred Stock.
DTC may discontinue providing its services as securities depository with respect to the new Class A Preferred Stock at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, new Class A Preferred Stock certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the new Class A Preferred Stock. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from global shares of new Class A Preferred Stock at the request of each Direct or Indirect Participant. In that event, certificates for the new Class A Preferred Stock will be printed and delivered to the applicable Direct or Indirect Participant.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any underwriter takes any responsibility for the accuracy thereof. Neither the Company nor any underwriter has any responsibility for the performance by DTC or its Direct or Indirect

Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The new Class A Preferred Stock and payments thereon generally are subject to taxation. Therefore, prospective investors should consider the tax consequences of owning the new Class A Preferred Stock before acquiring it.
The following summary describes the material United States federal income tax considerations relating to the acquisition, ownership and disposition by United States Persons (as defined below) that are holders of the new Class A Preferred Stock (“Stockholders”) of such new Class A Preferred Stock. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof, all of which are subject to change. Any such change could apply retroactively and could affect adversely the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”) will agree with the views expressed in this summary or that a court will not sustain any challenge by the IRS in the event of litigation. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences described below.
For purposes of this summary, “United States Person” generally means (1) a citizen or individual resident of the United States, (2) a corporation, or other entity treated as a corporation for United States federal income tax purposes, organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States Person has the authority to control all substantial decisions of the trust or if the trust had made a valid election to be treated as a United States Person. If an entity classified for United States federal income tax purposes as a partnership or as a “disregarded entity” owns new Class A Preferred Stock, the tax treatment of a member of the entity will depend on the status of the members and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any member of such an entity, is not addressed in this summary. Any entity that is classified for United States federal income tax purposes as a partnership or as a “disregarded entity” and that owns new Class A Preferred Stock, and any members of such an entity, should consult their own tax advisors.
This summary discusses only the new Class A Preferred Stock purchased in this offering and held as a capital asset (within the meaning of United States federal income tax law). This discussion does not describe all of the material tax considerations that may be relevant to Stockholders in light of their particular circumstances or to Stockholders subject to special treatment under United States federal income tax law, such as certain financial institutions, banks, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, persons who received the new Class A Preferred Stock in connection with the performance of services, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships and other pass-through entities (and persons holding the new Class A Preferred Stock through a partnership or other pass-through entity), persons holding the new Class A Preferred Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, persons that purchase or sell the new Class A Preferred Stock as part of a wash sale for tax purposes, persons whose functional currency is not the United States dollar, passive foreign investment companies, controlled foreign corporations and corporations that accumulate earnings to avoid United States federal income tax. Furthermore, this summary does not address United States federal tax consequences other than income taxes (such as estate and gift tax consequences) or any state, local or foreign tax consequences.
In all cases, investors are advised to consult their own tax advisors regarding the United States federal tax consequences to them of holding, owning and disposing of the new Class A Preferred Stock, as well as any tax consequences arising under the laws of any state or other taxing jurisdiction.
Dividends
Dividends declared and paid on the new Class A Preferred Stock will be dividends for United States federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, and, except as described below, will be taxable as ordinary income when actually or constructively received. Although the Company expects that its current and accumulated earnings and profits will be such that all dividends paid with respect to the new Class A Preferred Stock will qualify as dividends for United States federal income tax purposes, the Company cannot guarantee that result. The Company’s accumulated earnings and profits and the Company’s current earnings and profits in future years will depend in significant part on the Company’s future profits or losses, which the Company cannot accurately predict. To the extent that the amount of any dividend paid on a share of the new Class A Preferred Stock exceeds the Company’s current and accumulated earnings and profits for United States federal income tax purposes attributable to that share, the dividend will be treated first as a tax-free return of capital (rather than as ordinary income) and will be applied against and reduce the Stockholder’s adjusted tax basis (but not below zero) in that share of the new Class A Preferred Stock. The amount of any such dividend in excess of the Stockholder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid with respect to the new Class A Preferred Stock will constitute dividends for United States federal income tax purposes.
Corporate Holders
Dividends received by Stockholders that are taxed as corporations may be eligible for the 70 percent dividends-received deduction under section 243 of the Code. The 70 percent dividends-received deduction will not be available with respect to a dividend received on new Class A Preferred Stock that a corporate Stockholder has held for 45 days or less (including the day of disposition, but excluding the day of acquisition) during the 91-day period beginning on the day which is 45 days before the date on which the new Class A Preferred Stock becomes ex-dividend. The length of time that a corporate Stockholder is deemed to have held the new Class A Preferred Stock for these purposes is reduced by periods during which the corporate Stockholder’s risk of loss with respect to the new Class A Preferred Stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. The aggregate dividends-received deduction allowed to a corporate Stockholder generally cannot exceed 70 percent of its taxable income (with certain adjustments). Moreover, the dividends-received deduction may be reduced if the new Class A Preferred Stock is “debt financed.” The new Class A Preferred Stock is “debt financed” if a corporate Stockholder incurs indebtedness “directly attributable” to a “portfolio stock” investment in another company, which would include an investment in the new Class A Preferred Stock.
In addition, any amount received by a corporate Stockholder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” (generally, any dividend that is more than 5 percent of the basis of a preferred share) subject to the provisions of section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under section 1059, a corporate Stockholder that has held the new Class A Preferred Stock for two years or less before the dividend announcement date generally must reduce the tax basis of all of the corporate Stockholder’s new Class A Preferred Stock (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the corporate Stockholder’s tax basis for the new Class A Preferred Stock, must treat any excess as gain from the sale or exchange of the new Class A Preferred Stock in the year the payment is received.
Individual Holders
Individual Stockholders generally are subject to a reduced maximum tax rate of 20 percent on “qualified dividend income,” including dividends received with respect to the new Class A Preferred Stock. The rate reduction does not apply to dividends received to the extent that the individual Stockholder elects to treat the dividends as “investment income,” which may be offset against investment expense. Furthermore, the rate reduction does not apply to dividends that are paid to individual Stockholders with respect to the new Class A Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the new Class A Preferred Stock becomes ex-dividend. The length of time that an individual Stockholder is deemed to have held the new Class A Preferred Stock for these purposes is reduced by periods during which the Stockholder’s risk of loss with respect to the new Class A Preferred Stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Individual Stockholders of new Class A Preferred Stock that receive any “extraordinary dividends” (generally, any dividend that is more than 5 percent of the basis of a preferred share) that are treated as “qualified dividend income” (as discussed above) with respect to a share of new Class A Preferred Stock will be required to treat any loss on the sale of such new Class A Preferred Stock as a long-term capital loss to the extent of such dividends.
The Company strongly encourages individual and corporate investors to consult with their own tax advisors regarding the extent, if any, to which these provisions may apply in light of such investors’ particular facts and circumstances.
Dispositions, Including Redemptions
Any sale, exchange, redemption (except as discussed below) or other disposition of the new Class A Preferred Stock generally will result in taxable gain or loss equal to the difference between the amount realized upon the disposition and the Stockholder’s adjusted tax basis in the new Class A Preferred Stock. A Stockholder’s initial basis in the new Class A Preferred Stock will generally be its cost. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the new Class A Preferred Stock exceeds one year. Individual Stockholders are subject to a reduced maximum tax rate of 20 percent on net long-term capital gains. Any redemption proceeds that are attributable to any declared but unpaid dividends on the new Class A Preferred Stock will generally be subject to the rules described under “Dividends” above. An individual Stockholder’s ability to deduct net capital losses is subject to limitations.
A redemption of the new Class A Preferred Stock will be treated as a sale or exchange and therefore qualify for disposition treatment described above if, taking into account the Company’s stock that is actually or constructively owned by the Stockholder under the constructive ownership rules of section 318 of the Code, any of the following requirements are met: (a) the redemption is substantially disproportionate with respect to such Stockholder, (b) the Stockholder’s interest in the Company’s stock is completely terminated as a result of the redemption or (c) the redemption is “not essentially equivalent to a dividend.” Under the constructive ownership rules, a person generally will be treated as the owner of a corporation’s stock owned by certain related parties and certain entities in which the person owns an interest, as well as stock in that corporation the person could acquire through exercise of an option. Whether a redemption of the new Class A Preferred Stock is not essentially equivalent to a dividend depends on each Stockholder’s facts and circumstances but in any event requires a “meaningful reduction” in the Stockholder’s equity interest in the Company. A Stockholder who sells some or all of the Company’s stock owned by it at the time of a redemption of the new Class A Preferred Stock may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a Stockholder who purchases additional shares of Company stock at the time of a redemption of the new Class A Preferred Stock may be required to take those shares into account in determining whether any of the foregoing conditions are satisfied.
If none of the above conditions is satisfied, then the entire amount of the cash or property received by a Stockholder on a redemption of the new Class A Preferred Stock will be treated as a distribution to the Stockholder (without offset by the Stockholder’s tax basis in the redeemed new Class A Preferred Stock), which will be treated in the same manner as the payment by the Company of a dividend to the Stockholder as described under “Dividends” above. In such case, the Stockholder’s basis in the new Class A Preferred Stock that is redeemed would be added to the basis of the Stockholder’s remaining shares of the Company’s stock, if any. If the Stockholder does not retain any shares of the Company’s stock after a redemption of the new Class A Preferred Stock that is treated as a dividend, the Stockholder’s basis in the redeemed new Class A Preferred Stock may be lost.
Under proposed Treasury Regulations, if any portion of the amount received by a Stockholder on a redemption of new Class A Preferred Stock is treated as a distribution with respect to the Company’s stock but not as a taxable dividend, then such portion will be allocated to all shares of stock of the redeemed class held by the redeemed Stockholder just before the redemption on a pro-rata, share-by-share, basis. The amount applied to each share of stock will first reduce the redeemed Stockholder’s basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If the redeemed Stockholder has different bases in its shares of stock, then the amount allocated could reduce some of the basis in certain shares of stock while reducing all the basis and giving rise to taxable gain in others. Thus, the redeemed Stockholder could have gain even if such Stockholder’s basis in all its shares of stock of the redeemed class exceeded such portion.
The proposed Treasury Regulations permit the transfer of basis in the redeemed shares of new Class A Preferred Stock to the redeemed Stockholder’s remaining, unredeemed shares of new Class A Preferred Stock of the same class (if any), but not to any other class of stock held (directly or indirectly) by the redeemed Stockholder. Instead, any unrecovered basis in the redeemed shares of new Class A Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury Regulations would be effective for transactions that occur after the date the regulations are published as final Treasury Regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury Regulations will ultimately be finalized.
Medicare Tax on Net Investment Income
A United States Person that is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8 percent tax on the lesser of (1) the United States Person’s “net investment income” for the relevant taxable year and (2) the excess of the United States Person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of stock, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A United States Person that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the new Class A Preferred Stock.
Information Reporting and Withholding
Dividend payments with respect to new Class A Preferred Stock will be reported by the Company to the Stockholders and the IRS to the extent required by the Code and Treasury Regulations. Dividend payments to United States Persons with respect to the new Class A Preferred Stock will ordinarily not be subject to withholding of United States federal income tax. However, a backup withholding tax, currently at the rate of 28 percent, will apply to these dividend payments if a Stockholder fails to properly certify to the Company or its agent the Stockholder’s taxpayer identification number and certain other information, or fails to report all interest and dividends required to be reported on its federal income tax returns, or otherwise fails to establish, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Stockholder’s federal income tax liability, provided such Stockholder furnishes the required information to the IRS. Such amounts, once withheld, are not refundable by the Company.

Under sections 1471 through 1474 of the Code (such sections commonly referred to as “FATCA”), Stockholders that hold their new Class A Preferred Stock through foreign accounts or intermediaries will be subject to United States withholding tax at a rate of 30 percent on dividends paid and with respect to the sales proceeds of the new Class A Preferred Stock, if certain disclosure requirements related to United States accounts of a foreign financial institution or intermediary are not satisfied.
THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO AN INVESTOR’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NEW CLASS A PREFERRED STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NEW CLASS A PREFERRED STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”) for whom J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as representatives (the “Representatives”) and each of the Underwriters has severally agreed to purchase from the Company the number of shares of new Class A Preferred Stock set forth opposite its name below:

Underwriters	Number of Shares of New Class A Preferred Stock
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
Drexel Hamilton, LLC
Mischler Financial Group, Inc.
Regions Securities LLC

Total
The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the new Class A Preferred Stock are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the new Class A Preferred Stock offered hereby, if any of the new Class A Preferred Stock is purchased.
The Underwriters propose to offer the new Class A Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the new Class A Preferred Stock to certain dealers at such price less a concession not in excess of $       per share of the new Class A Preferred Stock; provided, that the concession will be $       per share of the new Class A Preferred Stock for sales to institutions. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $         per share of the new Class A Preferred Stock; provided, that the discount will be $              per share of the new Class A Preferred Stock for sales to institutions. After the initial public offering, the offering price and other selling terms may be changed.
The Company has granted the Underwriters an option to purchase up to an additional                    shares of new Class A Preferred Stock in order to cover over-allotments, if any. If  the option is exercised, any such additional shares are expected to be delivered on or about the date of delivery set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise this option, the Underwriters are obligated to severally purchase the applicable shares of new Class A Preferred Stock covered by the over-allotment option in approximately the same proportion as the proportions of the number of shares of new Class A Preferred Stock indicated in the table above.
The following table shows the total initial public offering price, underwriting commissions to be paid to the Underwriters and proceeds, before expenses, to the Company. The information assumes either no exercise or full exercise by the Underwriters of their option, discussed above, to purchase additional shares of new Class A Preferred Stock.

	Without Option(1)	With Option(2)
Initial public offering price	$	$
Underwriting commissions	$	$
Proceeds, before expenses, to the Company	$	$

(1)
Reflects             shares of new Class A Preferred Stock sold to institutional investors, for which the Underwriters received an underwriting commission of $     per share, and             shares of new Class A Preferred Stock sold to retail investors, for which the Underwriters received an underwriting commission of $            per share.

(2)	Assumes the sale of all over-allotment shares of new Class A Preferred Stock to retail investors, for which the Underwriters would receive an underwriting commission of $ per share.
The new Class A Preferred Stock is a new issue of securities with no established trading market. The Company intends to apply to list the new Class A Preferred Stock on the New York Stock Exchange. If the application is approved, the Company expects trading in the new Class A Preferred Stock to begin within 30 days after the date that the new Class A Preferred Stock is first issued.
The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The Company’s expenses associated with the offer and sale of the new Class A Preferred Stock (not including the underwriting discount) are estimated to be $              .
The Company has agreed with the Underwriters, that during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any preferred stock of the Company, any security convertible into, exchangeable into or exercisable for the preferred stock of the Company or any securities substantially similar to the new Class A Preferred Stock (except for the new Class A Preferred Stock issued pursuant to the Underwriting Agreement), without the prior written consent of the Representatives.
In order to facilitate the offering of the new Class A Preferred Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the new Class A Preferred Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the new Class A Preferred Stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the new Class A Preferred Stock, the Underwriters may bid for, and purchase, new Class A Preferred Stock in the open market. Finally, the Underwriters may reclaim selling concessions allowed to the Underwriters or dealers for distributing new Class A Preferred Stock in this offering, if the Underwriters repurchase previously distributed new Class A Preferred Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the new Class A Preferred Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time without notice.
In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.
Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the new Class A Preferred Stock. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.
It is expected that delivery of the new Class A Preferred Stock will be made, against payment for the new Class A Preferred Stock, on or about September     , 2017, which will be the             business day following the pricing of the new Class A Preferred Stock. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the new Class A Preferred Stock who wish to trade the new Class A Preferred Stock on the date of this Prospectus Supplement or the next          succeeding business days will be required, because the new Class A Preferred Stock initially will settle within        business days (T+   ), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the new Class A Preferred Stock who wish to trade on the date of this Prospectus Supplement should consult their own legal advisors.
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, corporate trust and other commercial dealings in the ordinary course of business with the Company and its affiliates, for which they have received and will receive customary compensation. Wells Fargo Shareowner Services, an affiliate of one of the Underwriters, will be the transfer agent, registrar and paying agent for the new Class A Preferred Stock.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with the Company routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the new Class A Preferred Stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the new Class A Preferred Stock offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
Certain of the Underwriters or their affiliates may hold a portion of the Class A Preferred Stock and Preference Stock that the Company intends to redeem using a portion of the net proceeds from the sale of the new Class A Preferred Stock. It is possible that one or more of the Underwriters or their affiliates could receive 5% or more of the net proceeds from the sale of the new Class A Preferred Stock, and, in that case, such Underwriter would be deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In the event of any such conflict of interest, such Underwriter would be required to conduct the distribution of the new Class A Preferred Stock in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such Underwriter would not be permitted to confirm a sale of new Class A Preferred Stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

PROSPECTUS
Alabama Power Company
Class A Preferred Stock
Cumulative, Par Value $1 Per Share
Preference Stock
Senior Notes
Junior Subordinated Notes
__________________________
Alabama Power Company will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.
See “Risk Factors” on page 2 for information on certain risks related to the purchase of securities offered by this Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
__________________________

This Prospectus is dated February 24, 2017.

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Alabama Power Company (the “Company”) may sell, in one or more transactions,

•	shares of class A preferred stock (the “Class A Preferred Stock”),

•	shares of preference stock (the “Preference Stock”),

•	senior notes (the “Senior Notes”), or

•	junior subordinated notes (the “Junior Subordinated Notes”).
This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”
RISK FACTORS
Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus.
AVAILABLE INFORMATION
The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports, information statements and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov. In addition, reports and other material concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which Exchange certain of the Company’s outstanding securities are listed.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:

(a)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016; and

(b)
all information in the Company’s Definitive Information Statement on Schedule 14C filed on March 22, 2016, to the extent incorporated by reference in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Ceila H. Shorts, Corporate Secretary, Alabama Power Company, 600 North 18th Street, Birmingham, Alabama 35291, telephone: (205) 257-1000.
ALABAMA POWER COMPANY
The Company is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of the predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The predecessor Alabama Power Company had a continuous existence since its incorporation in 1906. The principal executive offices of the Company are located at 600 North 18th Street, Birmingham, Alabama 35291, and the telephone number is (205) 257-1000.
The Company is a wholly-owned subsidiary of The Southern Company. The Company is engaged, within the State of Alabama, in the generation, transmission, distribution and purchase of electricity and the sale of electric service, at retail in approximately 400 cities and towns (including Anniston, Birmingham, Gadsden, Mobile, Montgomery and Tuscaloosa), as well as in rural areas, and at wholesale to 14 municipally-owned electric distribution systems, 11 of which are served indirectly through sales to the Alabama Municipal Electric Authority, and two rural distributing cooperative associations. The Company owns coal reserves near its Gorgas Steam Electric Generating Plant and uses the output of coal from the reserves in its generating plants. It also sells, and cooperates with dealers in promoting the sale of, electric appliances.
The Company and one of its affiliates, Georgia Power Company (“GEORGIA”), each own 50% of the outstanding common stock of Southern Electric Generating Company (“SEGCO”). SEGCO is an operating public utility company that owns electric generating units with an aggregate capacity of 1,020 megawatts at the Ernest C. Gaston Steam Plant (“Plant Gaston”) on the Coosa River near Wilsonville, Alabama. The Company and GEORGIA are each entitled to one-half of SEGCO’s capacity and energy. The Company acts as SEGCO’s agent in the operation of SEGCO’s units and furnishes fuel to SEGCO for its units.
SELECTED INFORMATION
The following material, which is presented in this Prospectus solely to furnish limited introductory information regarding the Company, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated in this Prospectus by reference or elsewhere in this Prospectus, is qualified in its entirety by reference to those documents and, therefore, should be read together with those documents.
Alabama Power Company

Business	Generation, transmission, distribution and sale of electric energy

Service Area	Approximately 45,000 square miles comprising most of the State of Alabama

Customers at December 31, 2016	1,468,750

Generating Capacity at December 31, 2016 (megawatts)	11,797

Sources of Generation during 2016	Coal (53%), Nuclear (23%), Gas (19%), Hydro (5%)

Certain Ratios
The following table sets forth the Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preferred and Preference Dividend Requirements (Pre-Income Tax Basis) for the periods indicated.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Ratio of Earnings to Fixed Charges (1)	4.91	5.27	5.49	5.16	5.14
Ratio of Earnings to Fixed Charges Plus Preferred and Preference Dividend Requirements (Pre-Income Tax Basis) (2)	4.07	4.31	4.50	4.57	4.74
 ___________

(1)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the distributed income of equity investees, the interest component of rental expense and the debt portion of allowance for funds used during construction and excluding from “Earnings Before Income Taxes” the amount of income of equity investees; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction.

(2)
In computing this ratio, “Preferred and Preference Dividend Requirements” represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

USE OF PROCEEDS
Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be used in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.
DESCRIPTION OF THE CLASS A PREFERRED STOCK
Set forth below is a description of the general terms of the Class A Preferred Stock. The statements in this Prospectus concerning the Class A Preferred Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the charter of the Company, as amended (the “charter”), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The general provisions which apply to all series of the Class A Preferred Stock, which are now or may at a later time be authorized or created, are set forth in the charter.
General
Each series of the Class A Preferred Stock is to be established by resolutions of the Board of Directors of the Company, a copy of which is an exhibit to the Registration Statement (or incorporated by reference). In such resolutions, the Board of Directors will set the stated capital, among other terms, of such series of Class A Preferred Stock.
At December 31, 2016, the Company had 27,500,000 authorized shares of Class A Preferred Stock, of which 1,520,000 shares of Class A Preferred Stock with a stated capital of $25 per share were outstanding. Additionally, at December 31, 2016, the Company had outstanding 475,115 shares of Preferred Stock which have a par value of $100 per share. The Class A Preferred Stock ranks on a parity as to dividends and assets with the outstanding Preferred Stock and has the same general rights and preferences as the outstanding Preferred Stock. On all matters submitted to a vote of the holders of the Preferred Stock and the Class A Preferred Stock (other than a change in the rights and preferences of only one, but not the other, such kind of stock), both kinds of stock vote together as a single class, and each share of Preferred Stock and Class A Preferred Stock shall have the relative voting rights described in the applicable Prospectus Supplement.
The Class A Preferred Stock will not be subject to further calls or to assessment by the Company.
Any proposed listing of the Class A Preferred Stock on a securities exchange will be described in the applicable Prospectus Supplement.

Transfer Agent and Registrar
Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the Class A Preferred Stock will be Wells Fargo Shareholder Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, which will also serve as the registrar.
Dividend Rights
The holders of the Preferred Stock and Class A Preferred Stock of each class are entitled to receive cumulative dividends, payable when and as declared by the Board of Directors, at the rates determined for the respective classes, before any dividends may be declared or paid on the Preference Stock or the Company’s Common Stock. Dividends on the Preferred Stock and Class A Preferred Stock must have been or be contemporaneously declared and set apart for payment, or paid, on the Preferred Stock and Class A Preferred Stock of all classes for all dividend periods terminating on the same or an earlier date (Charter — A. Preferred Stock — 2. General Provisions — a and b).
The applicable Prospectus Supplement will set forth the dividend rate provisions of the Class A Preferred Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the Prospectus Supplement). Dividends payable on the Class A Preferred Stock will be cumulative from the date of original issue.
Redemption Provisions
Any redemption provisions applicable to the Class A Preferred Stock will be described in the applicable Prospectus Supplement.
The charter provides that the Company shall not redeem, purchase or otherwise acquire any shares of Preferred Stock or Class A Preferred Stock if, at the time of such redemption, purchase or other acquisition, dividends payable on the Preferred Stock or Class A Preferred Stock of any class shall be in default in whole or in part unless, prior to or concurrently with such redemption, purchase or other acquisition, all such defaults shall be cured or unless such action has been ordered, approved or permitted under the Public Utility Holding Company Act of 1935, as amended, by the Commission or any successor commission or regulatory authority of the United States of America (Charter — A. Preferred Stock — 2. General Provisions — d).
Voting Rights
The voting rights applicable to the Preferred Stock and Class A Preferred Stock will be described in the applicable Prospectus Supplement.
Liquidation Rights
Upon voluntary or involuntary liquidation, the holders of the Preferred Stock and Class A Preferred Stock of each class, without preference between classes, will be entitled to receive the amounts specified to be payable on the shares of such class (which, in the case of the Class A Preferred Stock, is an amount equal to the stated capital per share on involuntary liquidation, or an amount equal to the then current regular redemption price per share on voluntary liquidation, plus accrued dividends in each case) before any distribution of assets may be made to the holders of the Preference Stock or the Company’s Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first, of the amount per share payable in the event of involuntary liquidation, second, of accrued dividends, and third, of any premium (Charter — A. Preferred Stock — 2. General Provisions — c.).
Sinking Fund
The terms and conditions of a sinking fund or purchase fund, if any, for the benefit of the holders of the Class A Preferred Stock will be set forth in the applicable Prospectus Supplement.
Other Rights
The holders of the Class A Preferred Stock do not have any preemptive or conversion rights unless otherwise indicated in the applicable Prospectus Supplement.

DESCRIPTION OF THE PREFERENCE STOCK
Set forth below is a description of the general terms of the Preference Stock. The statements in this Prospectus concerning the Preference Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the charter, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The general provisions which apply to all series of the Preference Stock, which are now or may at a later time be authorized or created, are set forth in the charter.
General
Each series of Preference Stock is to be established by resolutions of the Board of Directors of the Company, a copy of which is an exhibit to the Registration Statement (or incorporated by reference). In such resolutions, the Board of Directors will set the stated capital, among other terms, of such series of Preference Stock.
As of December 31, 2016, the Company had 40,000,000 authorized shares of Preference Stock, of which 8,000,000 shares with a stated capital of $25 per share were outstanding. The Preference Stock ranks junior to the Preferred Stock and the Class A Preferred Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. The Preference Stock ranks senior to the Company’s Common Stock and to any other securities the Company may issue in the future that by their terms rank junior to the Preference Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. All shares of the Preference Stock will rank on a parity with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company.
The Preference Stock will not be subject to further calls or assessment by the Company.
Any proposed listing of the Preference Stock on a securities exchange will be described in the applicable Prospectus Supplement.
Transfer Agent and Registrar
Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the Preference Stock will be Wells Fargo Shareholder Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, which will also serve as the registrar.
Dividend Rights
Dividends on the Preference Stock are payable, when, as and if declared by the Board of Directors, at the rate per annum determined for each respective series. Unless otherwise indicated in the applicable Prospectus Supplement, dividends will be payable to holders of record of the Preference Stock as they appear on the books of the Company on the record dates fixed by the Board of Directors.
The applicable Prospectus Supplement will set forth the dividend rate provisions of the Preference Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the applicable Prospectus Supplement), and whether dividends shall be cumulative and, if so, from which date or dates.
Redemption Provisions
Any redemption provisions applicable to the Preference Stock will be described in the applicable Prospectus Supplement.
Voting Rights
The applicable Prospectus Supplement will describe the voting rights for each series of the Preference Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation, the holders of the Preference Stock of each series, without preference among series, are entitled to receive the amount specified to be payable on the shares of such series following the satisfaction of all claims ranking senior to the Preference Stock (including the claims of holders of any outstanding shares of Preferred Stock and Class A Preferred Stock) and before any distribution of assets may be made to the holders of the Company’s Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preference Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second of accrued dividends, if any, and third of any premium.

Sinking Fund
The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the Preference Stock will be set forth in the applicable Prospectus Supplement.
Other Rights
The holders of the Preference Stock do not have any pre-emptive or conversion rights, except as otherwise described in the applicable Prospectus Supplement.
DESCRIPTION OF THE SENIOR NOTES
Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of December 1, 1997, between the Company and Regions Bank, as successor trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used and not defined in this section of the Prospectus are defined in the Senior Note Indenture.
General
The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to all existing and future secured debt of the Company. The Company did not have any secured indebtedness outstanding at December 31, 2016. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.
The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company.
Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:
(a) failure for 10 days to pay interest on the Senior Notes of such series when due on an interest payment date other than at maturity or upon earlier redemption; or
(b) failure to pay principal of, premium, if any, on or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or

(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or
(d) failure to observe or perform any other covenant or warranty of the Company in the Senior Note Indenture (other than a covenant or warranty which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 90 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or
(e) certain events of bankruptcy, insolvency or reorganization of the Company.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If a Senior Note Indenture Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series may, by written notice to the Company and the Senior Note Indenture Trustee, rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.
Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.

Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption of any Senior Note, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of, premium, if any, on and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Senior Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Senior Note Indenture Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to a Senior Note Indenture Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case a Senior Note Indenture Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
Regions Bank, the Senior Note Indenture Trustee, also serves as Subordinated Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with Regions Bank. Regions Bank also serves as trustee under other indentures pursuant to which securities of certain affiliates of the Company are outstanding.
Governing Law
The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.
DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES
Set forth below is a description of the general terms of the Junior Subordinated Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Note Indenture, dated as of January 1, 1997, between the Company and Regions Bank, as successor trustee (the “Subordinated Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Subordinated Note Indenture establishing the Junior Subordinated Notes of each series (the Subordinated Note Indenture, as so supplemented, is referred to as the “Subordinated Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Junior Subordinated Notes will include those stated in the Subordinated Note Indenture and those made a part of the Subordinated Note Indenture by reference to the 1939 Act. Certain capitalized terms used and not defined in this section of the Prospectus are defined in the Subordinated Note Indenture.
General
The Junior Subordinated Notes will be issued as unsecured junior subordinated debt securities under the Subordinated Note Indenture. The Subordinated Note Indenture does not limit the aggregate principal amount of Junior Subordinated Notes that may be issued under the Subordinated Note Indenture and provides that Junior Subordinated Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Subordinated Note Indenture. The Subordinated Note Indenture gives the Company the ability to reopen a previous issue of Junior Subordinated Notes and issue additional Junior Subordinated Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Junior Subordinated Notes being offered by such Prospectus Supplement: (i) the title of such Junior Subordinated Notes; (ii) any limit on the aggregate principal amount of such Junior Subordinated Notes; (iii) the date or dates on which the principal of such Junior Subordinated Notes is payable; (iv) the rate or rates at which such Junior Subordinated Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Junior Subordinated Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Junior Subordinated Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Notes; (viii) the denominations in which such Junior Subordinated Notes shall be issuable; (ix) if other than the principal amount of the Junior Subordinated Notes, the portion of the principal amount of such Junior Subordinated Notes which shall be payable upon declaration of acceleration of the maturity of such Junior Subordinated Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Subordinated Note Indenture pertaining to such Junior Subordinated Notes; (xi) whether such Junior Subordinated Notes shall be issued in whole or in part in the form of a Global Security; (xii) the right, if any, of the Company to extend the interest payment periods of such Junior Subordinated Notes; and (xiii) any other terms of such Junior Subordinated Notes.
The Subordinated Note Indenture does not contain provisions that afford holders of Junior Subordinated Notes protection in the event of a highly leveraged transaction involving the Company.
Subordination
The Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of the Company. No payment of principal of (including redemption payments, if any), premium, if any, on or interest on (including Additional Interest (as defined in the Subordinated Note Indenture)) the Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the Senior Indebtedness. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.
The term “Senior Indebtedness” means, with respect to the Company, (i) any payment due in respect of indebtedness of the Company, whether outstanding at the date of execution of the Subordinated Note Indenture or incurred, created or assumed after such date, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by the Company that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Junior Subordinated Notes and (2) any unsecured indebtedness between or among the Company or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.
The Subordinated Note Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company. As of December 31, 2016, Senior Indebtedness of the Company aggregated approximately $6,946,000,000.
Certain Covenants
The Company covenants in the Subordinated Note Indenture, for the benefit of the holders of each series of Junior Subordinated Notes, that, (i) if at such time the Company shall have given notice of its election to extend an interest payment period for such series of Junior Subordinated Notes and such extension shall be continuing, or (ii) if at such time an Event of Default under the Subordinated Note Indenture with respect to such series of Junior Subordinated Notes shall have occurred and be continuing, (a) the Company shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock and (b) the Company shall not make any payment of interest on, principal of or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank equally with or junior to the Junior Subordinated Notes. None of the foregoing, however, shall restrict (i) any of the actions described in the preceding sentence resulting from any reclassification of the Company’s capital stock or the exchange or conversion of one class or series of the Company’s capital stock for another class or series of the Company’s capital stock, or (ii) the purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.
Events of Default
The Subordinated Note Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Junior Subordinated Notes of such series:
(a) failure for 10 days to pay interest on the Junior Subordinated Notes of such series, including any Additional Interest (as defined in clause (ii) of the definition of Additional Interest in the Subordinated Note Indenture) on such unpaid interest, when due on an interest payment date other than at maturity or upon earlier redemption; provided, however, that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or
(b) failure for 10 days to pay Additional Interest (as defined in clause (i) of the definition of Additional Interest in the Subordinated Note Indenture); or
(c) failure to pay principal of, premium, if any, on or interest, including Additional Interest (as defined in clause (ii) of the definition of Additional Interest in the Subordinated Note Indenture), on the Junior Subordinated Notes of such series when due at maturity or upon earlier redemption; or
(d) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Junior Subordinated Note of such series; or

(e) failure to observe or perform any other covenant or warranty of the Company in the Subordinated Note Indenture (other than a covenant or warranty which has expressly been included in the Subordinated Note Indenture solely for the benefit of one or more series of Junior Subordinated Notes other than such series) for 90 days after written notice to the Company from the Subordinated Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Notes of such series; or
(f) certain events of bankruptcy, insolvency or reorganization of the Company.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Note Indenture Trustee with respect to the Junior Subordinated Notes of such series. If a Subordinated Note Indenture Event of Default occurs and is continuing with respect to the Junior Subordinated Notes of any series, then the Subordinated Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may declare the principal amount of the Junior Subordinated Notes due and payable immediately by notice in writing to the Company (and to the Subordinated Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Junior Subordinated Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Subordinated Note Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest (as defined in the Subordinated Note Indenture)) and principal due otherwise than by acceleration and all sums paid or advanced by the Subordinated Note Indenture Trustee, including reasonable compensation and expenses of the Subordinated Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series may, on behalf of the holders of all the Junior Subordinated Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Junior Subordinated Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Junior Subordinated Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Junior Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Note being redeemed in part.
Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Junior Subordinated Notes will be made only against surrender to the Paying Agent of such Junior Subordinated Notes. Principal of and interest on Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Junior Subordinated Notes. Payment of interest on Junior Subordinated Notes on any interest payment date will be made to the person in whose name the Junior Subordinated Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Subordinated Note Indenture Trustee will act as Paying Agent with respect to the Junior Subordinated Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Junior Subordinated Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Junior Subordinated Notes will from that time forward look only to the Company for payment of such principal and interest.

Modification
The Subordinated Note Indenture contains provisions permitting the Company and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Notes of each series affected, to modify the Subordinated Note Indenture or the rights of the holders of the Junior Subordinated Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Note affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Junior Subordinated Note, or reduce the principal amount of any Junior Subordinated Note or the rate of interest (including Additional Interest (as defined in the Subordinated Note Indenture)) on any Junior Subordinated Note or any premium payable upon the redemption of any Junior Subordinated Note, or change the method of calculating the rate of interest on any Junior Subordinated Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Junior Subordinated Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Junior Subordinated Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults under the Subordinated Note Indenture and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Note affected thereby, or (iv) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Junior Subordinated Notes in a manner adverse to such holder.
In addition, the Company and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Junior Subordinated Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of and premium, if any, on and interest (including Additional Interest (as defined in the Subordinated Note Indenture)) on all the Junior Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Subordinated Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Subordinated Note Indenture Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Subordinated Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Subordinated Note Indenture Trustee
The Subordinated Note Indenture Trustee, prior to a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series, undertakes to perform, with respect to Junior Subordinated Notes of such series, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series has occurred and is continuing, shall exercise, with respect to Junior Subordinated Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Junior Subordinated Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
Regions Bank, the Subordinated Note Indenture Trustee, also serves as Senior Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with Regions Bank. Regions Bank also serve as trustee under other indentures pursuant to which securities of certain affiliates of the Company are outstanding.
Governing Law
The Subordinated Note Indenture and the Junior Subordinated Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties to the Subordinated Note Indenture and their respective successors and assigns.
PLAN OF DISTRIBUTION
The Company may sell the Class A Preferred Stock, the Preference Stock, the Senior Notes and the Junior Subordinated Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will set forth the terms of the offering of such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, including the name or names of any underwriters or agents, the purchase price of such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes may be listed.
If underwriters participate in the sale, such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, if any are purchased.
Underwriters and agents may be entitled under agreements entered into with the Company to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents and their affiliates may engage in transactions with, or perform services for, the Company in the ordinary course of business, for which they may receive customary compensation.
Each series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes are sold for public offering and sale may make a market in such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Class A Preferred Stock, the Preference Stock, the Senior Notes or the Junior Subordinated Notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
The validity of the Class A Preferred Stock, the Preference Stock, the Senior Notes, the Junior Subordinated Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Balch & Bingham LLP, Birmingham, Alabama, and by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York. From time to time Hunton & Williams LLP acts as counsel to the Company and its affiliates for some matters.
EXPERTS
The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          Shares
         % Class A Preferred Stock
Cumulative, Par Value $1 Per Share
(Stated Capital $25 Per Share)

_______________________
PROSPECTUS SUPPLEMENT
September      , 2017
_______________________

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley	Wells Fargo Securities